Eaton Corporation plc
2017 Annual Report on Form 10-K
Item 15(b)
Exhibit 12
Ratio of Earnings to Fixed Charges

	Year ended December 31
(In millions)	2017	2016*	2015*	2014*	2013*
Income from continuing operations before income taxes and noncontrolling interests in consolidated subsidiaries	$3,368	$2,118	$2,133	$1,762	$1,870
Adjustments
(Income) loss of equity investees	(1)	(14)	(11)	(6)	2
Distributed income of equity investees	7	9	9	4	77
Interest expensed	273	240	237	250	290
Amortization of debt issue costs	7	7	8	9	10
Estimated portion of rent expense representing interest	74	73	75	81	80
Amortization of capitalized interest	11	12	10	14	13
Adjusted income from continuing operations before income taxes	$3,739	$2,445	$2,461	$2,114	$2,342
Fixed charges
Interest expensed	$273	$240	$237	$250	$290
Interest capitalized	11	12	13	13	11
Amortization of debt issue costs	7	7	8	9	10
Estimated portion of rent expense representing interest	74	73	75	81	80
Total fixed charges	$365	$332	$333	$353	$391
Ratio of earnings to fixed charges	10.24	7.36	7.39	5.99	5.99
*Certain amounts for the years 2013 through 2016 have been adjusted to reflect the retrospective application of the Company's change in inventory accounting method, as described in Notes 1 and 14 to the consolidated financial statements.